United States securities and exchange commission logo





                              October 3, 2022

       Heidy Chow
       Chief Financial Officer
       Snail, Inc.
       12049 Jefferson Blvd
       Culver City, CA 90230

                                                        Re: Snail, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 16,
2022
                                                            File No. 333-267483

       Dear Heidy Chow:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed on September 16, 2022

       Cover Page

   1. Please clarify on your cover page that the warrants will be issued by you to the underwriters in an
amount equal to 5% of the total number of Class A shares sold in your offering and will have
an exercise price equal to 115% of the initial public offering price of your Class A stock.
       Risk Factors
       The Committee on Foreign Investment in the United States. . ., page 33

   2. Please advise if your CFIUS risk factor disclosure should be expanded to reflect Hua
                                                        Yuan International
Limited's ownership of your shares.
 Heidy Chow
Snail, Inc.
October 3, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 57

3. In your discussion of results of operations you cite multiple factors as impacting your results of operations but often provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on page 58, you attributed a decrease in revenues, in part, to a decline in units sold and an absence of promotional activities during 2021. Elsewhere on the same page you attribute a decline in cost of revenues to a decline in units sold offset by two unquantified factors. Please refer to Item 303(b) of Regulation S-K and revise throughout to discuss qualitatively and quantitatively such factors effecting material changes in line items, including where material changes within a line item offset one another. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. Business
Our Heritage and Expertise, page 74

4. We note your disclosure that in 2022 Suzhou Snail effected a spin-off and Snail Games
       USA became an independent entity. Please disclose the material details about the background of the spin-off, including why and how it was effectuated as well as the date the spin-off occurred. Also, advise if there were any material plans of reorganization or separation or other applicable agreement(s) that should be filed as an exhibit to your registration statement. Refer to Item 601(b)(2)(i) of Regulation S-K.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameHeidy Chow
                                                             Division of
Corporation Finance
Comapany NameSnail, Inc.
                                                             Office of
Technology
October 3, 2022 Page 2
cc:       Byron Rooney
FirstName LastName